SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Akorn, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009728106

(CUSIP Number)

G. Edward Arledge, 11988 El Camino Real, Suite 200, San Diego, CA  92130 (858) 720-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arjun C. Waney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 506,000

	8.	Shared Voting Power 1,412,500

	9.	Sole Dispositive Power 506,000

	10.	Shared Dispositive Power 1,412,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Judith Waney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 325,600

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 325,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Argent Fund Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 458,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 458,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 458,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Winchester Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 628,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 628,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 628,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement relates to shares of the Common Stock (the "Shares") of Akorn, Inc., a Louisiana corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089.

Item 2.	Identity and Background
(a)

This Statement is filed by Arjun C. Waney, a United States citizen; Judith Waney, a United States Citizen; Argent Fund Management Ltd., a United Kingdom corporation (“Argent”), First Winchester Investments Ltd., a British Virgin Islands corporation (“First Winchester”).  Collectively, Mr. and Mrs. Waney, Argent and First Winchester are referred to as the "Reporting Persons,” or individually as a “Reporting Person.”

(b)

Mr. and Mrs. Waney’s address is 46 Lowndes Square, London, SW1X 9JU, U.K.  Argent’s address is 67 Cheval Place, London SW7 1HP, U.K  First Winchester’s address is 8 Church Street, St. Helier, Jersey JE4 0SG, Channel Islands.

(c) Mr. Waney’s principal occupation is as Chairman and Managing Director of Argent. Mrs. Waney’s principal occupation is as a home maker.

(d)-(e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. and Mrs. Waney are United States citizens. Argent is a United Kingdom corporation. First Winchester is a British Virgin Islands corporation.

Item 3.	Source and Amount of Funds or Other Consideration

This filing does not relate to the purchase of additional Shares, but has been made because of a change in the Reporting Person's investment intent as described in Item 4 hereof, which may be deemed to cause the Reporting Person to become ineligible to continue reporting ownership interest in the Shares on a Schedule 13G.  Mr. and Mrs. Waney’s Shares reported herein were acquired with personal funds.  Argent’s and First Winchester’s Shares reported herein were acquired with working capital.

Item 4.	Purpose of Transaction
The Shares were originally acquired by the Reporting Persons for investment, in the ordinary course of business and not for the purpose of acquiring control of the Issuer.

Mr. Waney has, however, previously held discussions with the Issuer and intends to have further discussions with the Issuer about the Issuer's business situation.  Mr. Waney is in current discussions with the Issuer in an effort to find acceptable sources of debt relief and working capital for the Issuer.  Among alternatives which the Reporting Persons reserve the right to consider and engage in, are actions which could include the purchase of additional Shares by the Reporting Persons and arrangements which could involve changes to Issuer’s charter.

Mr. Waney believes that it may be advisable for the Issuer to supplement or make changes to its management personnel and/or board of directors in order to most effectively meet the challenges  facing the Issuer.  Mr. Waney has previously held discussions, and intends to have further discussions with the Issuer, its officers, directors and/or other shareholders regarding potential  supplements or changes to the Issuer’s current management and board of directors.

The Reporting Persons intend to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to investment in the Issuer as is deemed appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares, or alternatively, may involve the sale of all or a portion of the Shares held by the Reporting Person in the open market or in privately negotiated transactions to one or more purchasers.  No  Reporting  Person  has  made  a  determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Except to the extent the foregoing  may be deemed a plan or proposal, none of the Reporting  Persons has any plans or proposals  which relate to, or could result in,  any of the  matters  referred  to in  paragraphs  (a)  through  (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person reserves the right to change his intentions with respect to all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a)

Amount beneficially owned: Mr. Waney may be deemed to beneficially own 1,918,500 Shares, which constitutes approximately 9.7% of the outstanding Shares, due to the following:(i) 458,500 Shares are held by Argent for which Mr. Waney serves as Chairman and Managing Director and of which 51% is owned by Mr. Waney; (ii) 628,400 Shares are held by First Winchester Investments Ltd., a British Virgin Islands corporation having a mailing address of 8 Church Street, St. Helier, Jersey JE4 0SG, Channel Islands, which operates as an equity fund for investors unrelated to Mr. Waney and whose investments are directed by Argent; (iii) 506,000 shares of the Issuer are held by Mr. Waney through certain Individual Retirement Accounts maintained in the United States; and (iv) 325,600 Shares are held jointly by Mr. Waney and Mrs. Waney, also a United States citizen.

(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference.   The percentage amount set forth in Row 13 for all cover pages filed herewith hereto is calculated based upon the 19,729,759 Shares outstanding as of June 30, 2003 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2003.

	(c)	There were no transactions effected by the Reporting Persons during the past sixty days in the class of securities reported hereunder.

	(d)	As noted above, 628,400 Shares are held by First Winchester, which operates as an equity fund for investors unrelated to the Reporting Persons.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As note above, Mr. Waney is in current discussions with the Issuer in an effort to find acceptable sources of debt relief and working capital for the Issuer.  Among alternatives, that the Reporting Persons reserve the right to consider and engage in, are actions that could include the purchase of additional Shares by the Reporting Persons.  One such alternative involves simultaneous equity investments in the aggregate amount of $23,000,000 in the Issuer by several individual investors in exchange for certain convertible preferred stock of the Issuer.  Proceeds from this equity investment, along with funds provided to Issuer in a new term loan from a new lender, could then be used to pay off certain of the Issuer's existing senior debt.  Another alternative involves the acquisition of $23,000,000 of the Issuer's existing senior debt by such individual investors and the subsequent contribution of that senior debt to Issuer in exchange for convertible preferred stock of the Issuer.  Mr. Waney, along with such other proposed investors, has delivered certain letters to Issuer proposing the foregoing transactions.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2003
Date
/s/ Arjun C. Waney
Signature
Arjun C. Waney
Name/Title